Ryan S. Sansom

+1 617 937 2335

rsansom@cooley.com

March 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Brian Cascio
Ms. Julia Griffith
Ms. Dietrich King

RE:	Keros Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-237212

Ladies and Gentlemen:

On behalf of Keros Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 13, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on January 21, 2020 (File No. 333-237212) (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Comment Letter.

The Company expects to reflect a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2316 rather than rely on the U.S. mail for such notice.

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Two

Preliminary Initial Public Offering (“IPO”) Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million.

The anticipated price range for this offering is based on a number of factors, including prevailing market conditions, estimates of the Company’s business potential and preliminary discussions with Jefferies LLC, SVB Leerink LLC, and Piper Sandler & Co. (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO, regarding potential valuations of the Company, including discussions that took place during a meeting between the Representatives and management of the Company on March 29, 2020. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since January 1, 2019, which does not reflect the anticipated Stock Split:

Grant Date	Number of Shares Underlying Equity Grant (#)	Third-Party Valuation Date	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
June 12, 2019	[***]	January 14, 2019	[***]	[***]
June 19, 2019	[***]	January 14, 2019	[***]	[***]
July 22, 2019	[***]	January 14, 2019	[***]	[***]
September 19, 2019	[***]	January 14, 2019	[***]	[***]

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Three

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•

the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for the Company’s lead protein therapeutic product candidate, KER-050, and the Company’s lead small molecule product candidate, KER-047;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, the biotechnology and pharmaceutical industries in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its limited historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and readiness process and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare, biotechnology and pharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

In accordance with the AICPA Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at the valuation date.

•

Option Pricing Method (the “OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred shares, as well as their rights to participation, and the share prices of the outstanding options. Thus, the value of the common shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Four

•

Current Value Method (“CVM”). The CVM allocates equity by subtracting the liquidation preference of any outstanding preferred shares considering all rights and assumed conversion behavior associated with those shares.

In order for the Board to determine the estimated fair value of the Company’s common stock, the OPM was utilized for the independent third-party valuation of the Company’s common stock as of January 14, 2019 (the “January 2019 Valuation”), as discussed below.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

January 14, 2019 Valuation. For the January 2019 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure.

For purposes of the January 2019 Valuation, the backsolve method reflected the Company’s closing of the sale of its Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”) on November 9, 2018 of [***] shares at a price of $[***] per share. In determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 75.0% and an estimated time to liquidity of 2.0 years, based on management’s best estimates of a liquidity event at such time. After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $[***] per share as of January 14, 2019.

Grant Date Fair Value Determinations

2019 Option Grants. On June 12, 2019, June 19, 2019, July 22, 2019 and September 19, 2019, the Company granted options to certain employees and consultants to purchase an aggregate of [***] shares of its common stock. In determining the exercise price for the 2019 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, the January 2019 Valuation using the assumptions provided above.

For the period from the date of the January 2019 Valuation through September 19, 2019, the Board determined there were no internal or external developments since the January 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon a lack of significant new milestones. Management’s forecasted operating results remained substantially unchanged from the January 2019 Valuation date through September 19, 2019. The Company had not determined an IPO scenario as an exit strategy for the Company until December 16, 2019. Given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from the January 2019 Valuation to the grants made on June 12, 2019, June 19, 2019, July 22, 2019 and September 19, 2019. As a result, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of June 12, 2019, June 19, 2019, July 22, 2019 and September 19, 2019.

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Five

Explanation of Difference Between Fair Value of Common Stock as of January 14, 2019 and the Midpoint of the Anticipated Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock at January 14, 2019 and the Preliminary Price Range is the result of the following key factors, among others:

•	The Company held an organizational meeting for its planned IPO on December 16, 2019, beginning its IPO process.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on January 16, 2020.

•

In January 2020, the Company completed a randomized, double-blind, placebo-controlled, two-part, dose-escalation Phase 1 clinical trial of KER-050 in 48 healthy post-menopausal women. The Company observed a rapid onset and durability of increased hemoglobin and platelet count in Part 1 of this Phase 1 clinical trial, which it believes supports the potential for KER-050 to provide therapeutic benefit in a broader subset of patients with myelodysplastic syndromes that have varying defects in commitment, differentiation and maturation of multiple cell types found in blood.

•

On March 2, 2020, prior to the public filing of the Registration Statement with the Commission, the Company sold and issued [***] shares of Series C preferred stock to accredited investors at a price per share of $[***] for an aggregate purchase price of $56.0 million.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock based on the January 2019 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s outstanding preferred stock will convert into common stock and will no longer have the superior rights and preferences attributable to the preferred stock as compared to the common stock prior to the IPO.

•

Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair market value of its common stock as determined by the Board as of January 14, 2019 is consistent with the Company’s and the Representatives’

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Six

preliminary estimates of the Preliminary Price Range, and that the prior valuation was consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Anticipated Equity Compensation Grants

The Company presently anticipates granting certain equity awards to recently hired employees and to its executive officers shortly prior to the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the past 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, as amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

****

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

March 30, 2020

Page Seven

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 937-2335 or Esther Cho at (617) 937-2354.

Very truly yours,

/s/ Ryan S. Sansom
Ryan S. Sansom

cc:	Jasbir Seehra, Keros Therapeutics, Inc.

Jennifer Lachey, Keros Therapeutics, Inc.

Marc A. Recht, Cooley LLP

Esther Cho, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

[***] Keros Therapeutics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com